

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2018

Lan Huang
Chief Executive Officer
BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, NY 10005

Re: BeyondSpring Inc.
Registration Statement on Form F-3
Filed April 25, 2018
File No. 333-224437

Dear Dr. Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Andrea L. Nicolas